Exhibit 99.(a)(1)(I)

VeriSign, Inc. Election Confirmation Statement

Date [Date] [Time] PST

Dear [Name]

Your VeriSign, Inc. Stock Options Tender Offer election has been recorded as follows:

Grant Date	Option Number	Exercise Price Per Share	Total Number Of Exercisable Shares	Number of Option Shares Eligible for Tender Offer Amendment	Measurement Date	Fair Market Value of VeriSign Common Stock on Measurement Date	Amend Entire Eligible Portion?

If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.